Exhibit 21.1

Subsidiaries of Criteo S.A.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Criteo France SAS	France
Criteo Ltd	United Kingdom
Criteo GmbH	Germany
Criteo Srl	Italy
Criteo Corp.	Delaware
Criteo B.V.	Netherlands
Criteo Do Brasil Desenvolvimento De Servicos De Internet Ltda.	Brazil
Criteo Australia Pty Ltd	Australia
Criteo K.K.	Japan